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FILED BY CMI CORPORATION PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE OF 1934

SUBJECT COMPANY: CMI CORPORATION
COMMISSION FILE NO.: 001-5951

                      INFORMATION CONCERNING PARTICIPANTS

     CMI Corporation ("CMI") and certain other persons named below may be deemed participants in the solicitation of proxies in respect of the proposed merger (the "Merger") of Claudius Acquisition Corp. ("Merger Sub"), a wholly-owned subsidiary of Terex Corporation ("Terex"), with and into CMI, pursuant to the Agreement and Plan of Merger, dated as of June 27, 2001, by and among Terex, CMI and Merger Sub. The participants in this solicitation may include the directors of CMI: Bill Swisher (Chairman), Larry D. Hartzog, Thomas P. Stafford, Joseph
J. Finn-Egan, Jeffrey A. Lipkin, J. Larry Nichols, Kenneth J. Barker and Ronald Kahn; as well as the executive officers of CMI: Bill Swisher (Chief Executive Officer), Carl E. Hatton (Chief Operating Officer), Jim D. Holland (Chief Financial Officer) and Thane A. Swisher (Vice President and Secretary). As of the date of this communication, other than Messrs. Finn-Egan and Lipkin, who each beneficially owns approximately 32.8% of CMI's common stock, Bill Swisher, who beneficially owns approximately 9.5% of CMI's common stock, and Thane Swisher, who beneficially owns approximately 1.5% of CMI's common stock, none of the foregoing participants beneficially owns individually in excess of 1% of CMI's common stock. Additional information about the directors and executive officers of CMI is included in CMI's Proxy Statement for its 2001 Annual Meeting of Shareholders filed with the SEC on April 30, 2001. Information is also included in a proxy statement/prospectus filed by CMI with the SEC in connection with the proposed merger. Investors may obtain these documents free of charge at the SEC's website (www.sec.gov), or by contacting CMI Corporation, P. O. Box
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1985, Oklahoma City, OK 73101, Attention: Jim D. Holland, telephone: (405) 787-
6020.

     INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

     THE FOLLOWING IS A PRESS RELEASE ISSUED BY CMI ON AUGUST 3, 2001.

FOR ADDITIONAL INFORMATION, CONTACT:

Jim Rodriguez                 Woody Wallace
VP Investor Relations         The Investor Relations Company
405-491-2467                  847-296-4200

FOR IMMEDIATE RELEASE

         TRIAL COURT CERTIFIES ITS INTENT TO REDUCE AMOUNT OF JUDGMENT
                              ENTERED AGAINST CMI

Oklahoma City, Oklahoma, August 3, 2001 - CMI Corporation (NYSE:CMI) today announced that the United States District Court for the Western District of Oklahoma has issued an order certifying its intention, if remanded from the Federal Circuit, to reduce the amount of the judgment entered against CMI in its long-standing patent infringement case with Cedarapids, Inc.

As previously reported, since 1996, CMI has been involved in litigation in the United States District Court for the Western District of Oklahoma with
Cedarapids.   During February 2001, the District Court ruled that one
configuration of CMI's Triple-Drum mixer infringed upon a patent held by Cedarapids and enjoined CMI from selling this particular configuration of Triple-Drum mixer. In March 2001, the District Court awarded damages and pre-judgment interest to Cedarapids of approximately $11.7 million.
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In April 2001, CMI gave notice of its intent to appeal the judgment to the
United States Court of Appeals for the Federal Circuit. In addition, based upon a recent decision by the Federal Circuit, CMI asked the District Court to reduce the amount of the judgment awarded to Cedarapids.

On July 19, 2001, the District Court certified its intention, if remanded from the Federal Circuit, to grant CMI's motion for reduction of damages. Based on the number of Triple-Drum mixers sold in the time period covered by the court's order, CMI estimates that the judgment would be reduced from approximately $11.7 million to approximately $2.5 million.

Bill Swisher, CMI's Chief Executive Officer, stated "Although we continue to dispute the District Court's finding that our Triple-Drum mixer infringes upon Cedarapids' patent, we are very pleased that the District Court has agreed that the amount of the judgment should be significantly reduced. The District Court's ruling will not be effective unless and until the Federal Circuit remands the case back to the District Court, which cannot be assured."

Mr. Swisher also stated, "This decision does not have any effect on our merger agreement with Terex Corporation (NYSE:TEX), the parent company of Cedarapids. The merger, which is subject to customary closing conditions including CMI shareholder and regulatory approval, is expected to close late in the third quarter or early in the fourth quarter of 2001. The merger with Terex would terminate all proceedings in the lawsuit and the judgment would be eliminated for accounting purposes."

CMI Corporation is an innovator, designer and manufacturer of equipment for heavy-duty construction and infrastructure applications. With headquarters in Oklahoma City, the Company's leading-edge equipment is used to build, maintain and reconstruct roads, highways, bridges and airport runways. The Company's product offerings include: asphalt and concrete pavement production plants, asphalt and concrete paving machines and support equipment, concrete bridge deck finishers, highway grading machines, base preparation machines, pavement milling machines, and trailers for transporting paving materials and heavy construction machinery. The Company also supplies landfill compactors and heavy duty grinding equipment to waste markets, worldwide.

This news release contains forward-looking statements concerning the future performance of CMI Corporation, which are subject to a number of factors including, but not limited to highway funding, adverse weather conditions, general economic conditions and political changes both domestically and overseas. Additional information regarding these and other risks and uncertainties that could materially affect the future performance of the Company and the accuracy of the forward-looking statements contained herein are set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 2000 and in the Company's subsequent SEC filings.

                             *   *   *   *   *   *

     Terex has filed a registration statement with the SEC on Form S-4 in connection with the Merger and CMI has filed a proxy statement/prospectus with the SEC. Terex and CMI expect to mail the proxy statement/prospectus to CMI's shareholders. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus carefully.

     The registration statement and the proxy statement/prospectus contain important information about Terex, CMI, the Merger, and related matters. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. In addition to the
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registration statement and the proxy statement/prospectus, Terex and CMI file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by Terex or CMI at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 800-SEC-0330 for
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further information on public reference rooms. Terex's and CMI's filings with the SEC are also available to the public from commercial document-retrieval services and the website maintained by the SEC at http://www.sec.gov.
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